UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 1st, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies Extends Partnership with Oman LNG (November 2, 2023).

Exhibit 99.2	Disclosure of Transactions in Own Shares (November 6, 2023).

Exhibit 99.3	France: TotalEnergies commits to its employees' energy transition (November 9, 2023).

Exhibit 99.4	United States: TotalEnergies Acquires 1.5 GW Flexible Power Generation Capacity in Texas (November 13, 2023).

Exhibit 99.5	Disclosure of Transactions in Own Shares (November 13, 2023).

Exhibit 99.6	TotalEnergies Energy Outlook 2023 (November 14, 2023).

Exhibit 99.7	TotalEnergies publishes the response of EACOP Ltd to Greenfaith report (November 16, 2023).

Exhibit 99.8	Disclosure of Transactions in Own Shares (November 20, 2023).

Exhibit 99.9	TotalEnergies Completes the Sale of its Upstream Canadian assets to Suncor (November 20, 2023).

Exhibit 99.10	TotalEnergies Launches In-Depot Charging for Electric Trucks (November 21, 2023).

Exhibit 99.11	Disclosure of Transactions in Own Shares (November 27, 2023).

Exhibit 99.12	TotalEnergies Acquires Minority Stake in Xlinks Morocco-UK Power Project (November 29, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: December 1st, 2023	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer